March 20, 2008

Mail Stop 4561

Howard I. Atkins
Senior Executive Vice President and Chief Financial Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

      Re: **Wells Fargo & Company**
               Form 10-K for the Fiscal Year Ended December 31, 2006
               Form 10-Q for the Fiscal Quarter Ended September 30, 2007
               Forms 8-K filed May 31, 2007, June 7, 2007, July 9, 2007 and November 7, 2007
               File No. 001-02979

Dear Mr. Atkins:

     We have completed our review of your Form 10-K and have no further comments at this time.

                              Sincerely,

                              Paul Cline
                              Senior Accountant